Appendix A

Plan Specifications for Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan

Plan Item	Specifications

Plan Name	Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan

Effective Date	August 1, 2000

Definitions

“ Affiliate”	Present or future subsidiary corporation of the Company, where the Company owns directly or indirectly at least 50% of the subsidiary corporation.

“ Board”	Board of Management of the Company

“ Closing Price”	Last trade of Common Shares on the NYSE for a Trading Date.

“ Code”	Internal Revenue Code of 1986, as amended.

“ Committee”	Committee of not less than 3, nor more than 5 members appointed by the Board or its designee and responsible for administration of the Plan.

“ Common Shares”	Common shares of Koninklijke Philips Electronics N.V.

“ Company”	Koninklijke Philips Electronics N.V.

“ Contribution Account”	A participant's accumulated payroll deductions in a Participation Period.

“ Disability”

Participant leaves active employment of Employer on account of a condition that would be treated as a total and permanent disability under Code section 22(e)(3). (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing definition).

“Earnings”	Earnings include a Participant's cash compensation received during the Participation Period from salary and wages.

• Salary and wages include overtime pay, bonuses (except as provided below), holiday pay, vacation pay, and short-term disability payments.
• Earnings include salary deferrals pursuant to Code sections 125 and 401(k).
•

Earnings exclude bonuses exceeding 100% of a participant's annual base salary in effect at the time bonuses are paid. Earnings also do not include expense reimbursements, deferred compensation, lump sum severance payments, stock options, money received for declining medical or dental coverage, patent and similar awards, distributions from any long-term incentive plan, perquisites, long-term disability payments, payments made from an Accident and Sickness program, or any long-term key employee compensation program. (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing definition).

Plan Item	Specifications

“Eligible Employee”

Each U.S. based salaried or hourly Full-time Employee other than an Excluded Employee who is employed by an Employer. For purposes of this Plan, the term “employee” includes only persons treated as such on the Employer's payroll and personnel records at the time such determination is made. Persons treated by the Employer as contingent workers (including independent contractors, third-party payroll workers, employees of consulting firms and temporary help agencies, even if leased employees within the meaning of Section 414(n)(2) of the Code) at the time of the determination of the person's status are specifically excluded.

Eligibility status at the time of a determination of a person's employment status shall not be changed as a result of the retroactive re-classification of the person's employment status. Therefore, notwithstanding anything else herein to the contrary, any person treated as a contingent worker on the payroll and personnel records of the Employer at the time the determination is made shall in no event be retroactively eligible for participation in the plan during the period covered by such determination. (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing definition.)

“Employer”

Employers may include the Company and each subsidiary which adopts the Plan for the benefit of its Eligible Employees with the approval of the Board. As of December 21, 2007, the following are Employers:

	•	U.S. Philips Corporation
	•	Philips Holding USA Inc.
	•	Philips Electronics North America Corporation
	•	Philips Semiconductors Inc.
	•	Philips Electronics Ltd.

“ Excluded Employee”

Those employees of any Employer who shall, from time to time, be ineligible to participate in the Plan, as determined by the Committee in accordance with the terms and conditions of the Plan and as specified herein.

“ Exercise Date”	Last Trading Date of the applicable Participation Period.

“ Exercise Price”	85 percent of the Closing Price on the Exercise Date of the applicable Participation Period.

“ Full-time Employee”	Any employee scheduled to work at least 1,000 hours per calendar year. (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing definition.)

“ NYSE”	New York Stock Exchange

“ Participant”	An Eligible Employee who has enrolled in the Plan pursuant to procedures set out in the Plan.

“ Participation Period”

Each three-month period beginning each January 1, April 1, July 1 and October 1, with the exception of the first Participation Period which will consist of the two-month period beginning August 1, 2000.

Plan Item	Specifications

“Philips Canada ”	Philips Electronics Ltd. and Canadian Affiliates (as defined in Appendix B).

“Plan”	This Philips Electronics North America Corporation Stock Purchase Plan

“Plan Year”	Shall mean the 12-month period beginning each August 1.

“ Retirement”	Termination of employment on or after the first day of the month in which Participant commences a retirement benefit.

“ Trading Date”	Each date on which stocks in the United States are traded on the NYSE.

“ Share Purchase Right”	Right to apply the cash balance in each Eligible Employee's Contribution Account to the purchase of Common Shares in accordance with the terms of the Plan.

Participation

Eligibility

Each Eligible Employee may become a Participant as soon as administratively practical following full-time employment, except that Eligible Employees covered by a collective bargaining agreement (Union Employees) will be eligible upon acceptance of the plan offering by their respective union leadership. (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing definition).

Enrollment	Subject to the other terms and conditions of the Plan, each Eligible Employee may enroll as a Participant upon attaining eligibility.

As part of enrollment, each Eligible Employee shall authorize payroll deduction from Earnings.

Enrollment and payroll deduction shall remain in effect for subsequent Participation Periods, unless changed by the Eligible Employee or otherwise limited under the terms of the Plan.

Payroll deduction percent changes may be made at any time during the Participation Period. See Termination of Participation section below for further information on a voluntary discontinuance of deductions.

Re-hire

A person who returns to active employment with an Employer as an Eligible Employee following termination of employment, retirement or Disability may re-enroll in the Plan on the first day of the month following 30 days of full-time employment. An Eligible Employee who has voluntarily discontinued payroll deductions may re-enroll in the Plan at any time.

Termination of Participation

Voluntary Discontinuance

Participants may discontinue payroll deductions for a Participation Period by requesting a change to zero payroll deductions. Following such discontinuance any balance in the Participant's Contribution Account at the end of the Participation Period shall be used to purchase stock. Following such discontinuance, the Participant may sell the Common Shares held in the Contribution Account.

Plan Item	Specifications

Employment Termination, Transfer to a Nonparticipating Affiliate, Death, or Layoff

A Participant who terminates employment with the Company and its Affiliates during a Participation Period will be deemed to have discontinued Plan participation on the first day of such Participation Period. Any balance in the Participant's Contribution Account at that time shall be refunded without interest to the Participant by the 15th day of the month following the month of termination.

Retirement

Payroll deductions cease at Retirement. The balance credited to the Participant's Contribution Account shall be used to purchase Common Shares on the Exercise Date of the Participation Period in which Retirement occurs.

Disability

Payroll deductions cease at Disability. The balance credited to the Participant's Contribution Account shall be used to purchase Common Shares on the Exercise Date for the Participation Period in which Disability occurs.

Unpaid Leave of Absence

Payroll deductions cease when the Participant begins an unpaid leave of absence. The balance credited to the Participant's Contribution Account shall be used to purchase Common Shares on the Exercise Date for the Participation Period in which the unpaid leave of absence begins.

Sale of Shares	A participant may sell any shares in the Plan at any time without restriction, other than as may be restricted by insider trading rules.

Available Shares

Authorized Shares

Initially, 1,000,000 Common Shares shall be available for purchase under the Plan. Such shares will be authorized and issued Common Shares held in the Company's treasury or acquired by the Company for the purposes of the Plan. Any change in the aggregate number of shares offered must have shareholder approval.

If the total number of Common Shares to be purchased on an Exercise Date exceeds the maximum number of shares available for the Participation Period, the balance credited to the Participant's Contribution Account shall be refunded without interest to the Participant by the 30th of the month following the end of the Participation Period in which the shortfall occurs.

Changes in Capitalization

Common Shares available under the Plan and the Exercise Price may be adjusted by the Board to reflect any increase or decrease in the number of issued Common Shares resulting from any subdivision or consolidation of shares, the payment of any stock dividend, or other increases or decreases in the number of outstanding Common Shares effected without the receipt of consideration. Adjustments shall be made in the sole discretion of the Board, whose decision shall be final and binding.

Plan Item	Specifications

Dissolution, Merger, and Consolidation

Upon dissolution or liquidation of the Company or upon a merger or consolidation of the Company or a subsidiary or division of the Company in which the Company or the relevant subsidiary or division is not the surviving corporation, each Participant who holds Share Purchase Rights under the Plan shall be entitled to receive at the next Exercise Date the same cash, securities, and/or property which a holder of Common Shares was entitled to upon and at the time of such transaction. The Board shall take whatever action is deemed reasonably necessary to assure that Participants receive the benefits described here.

Purchasing Shares

Accounts

Payroll deductions authorized by the Participant shall be credited to the Participant's Contribution Account, without interest. The Contribution Account will be maintained by the Plan's outside administrator. Amounts credited to the Participant's Contribution Account as of an Exercise Date shall be used to purchase Common Shares for the Participant on the Exercise Date at the Exercise Price.

Any dividends will be reinvested annually (after withholding of applicable Dutch tax) into the Participant's Contribution Account and the net amount (after withholding tax) used to purchase additional Common Shares at the prevailing market price. Dividends are first declared in euros, but will be paid to participants in U.S. dollars converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date announced by the Company (which is typically the day preceding the Annual General Meeting of the Company's Shareholders).

Contributions

Any whole percentage between 1 percent and 10 percent of Earnings. No Eligible Employee shall be permitted to contribute more than a total of $20,000 ($20,000 Canadian dollars for Canadian employees) of payroll deductions to his Contribution Account for all Participation Periods during any calendar year. This contribution is limited, not withstanding the foregoing, to the extent necessary to comply with section 423(b)(8) of the Code, the Company may cause a participant’s payroll deduction to be decreased to 0%.

Periods During the Calendar Year	The Committee will establish procedures for making changes in the level of payroll deductions.

Share Certificates

As soon as reasonably practicable following each Exercise Date, Common Shares purchased under this Plan shall be credited to an account in the Participant's name with the Plan's outside administrator designated by the Committee. Physical delivery of stock certificates to the Participant is not required, but is permitted upon payment of a fee, which is subject to change.

Plan Item	Specifications

Amendment and Termination

Amendment	The Company, the Board, or the Committee may amend the Plan. However, no amendment may:
	•	Increase the aggregate number of Common Shares which may be issued under the Plan without approval from the Board; or
	•	Add new Employers without the approval of the Board or delete participation by an Employer without the approval of either the Board or the affected Employer.

Termination

The Company, the Board, or the Committee may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, the Committee shall give notice to affected Participants, terminate all payroll deduction and, at its discretion, apply any balances remaining in the Contribution Accounts to the purchase of Common Shares or pay Participants any balances (without interest) remaining in their Contribution Accounts as soon as practicable following the termination of the Plan.

General Provisions

Administration

The Committee shall be responsible for the administration of the Plan. The Committee shall have full authority to administer the Plan (except the power to designate an Affiliate as an Employer) including authority to:

	•	Establish rules and procedures for Plan administration not inconsistent with the terms of the Plan document;
	•	Interpret terms and provisions of the Plan;
	•	Determine all questions arising under the Plan, including correction of any defect, omission or inconsistency of the Plan;
	•	Amend or terminate the Plan, including amending the Plan to reflect changes in applicable law; and
	•	Delegate administrative responsibilities under the Plan, including the responsibility to keep records of individual benefits, but not its power to amend or terminate the Plan.

Rights not Transferable

Participants may not transfer Share Purchase Rights granted under the Plan, except by will or by the laws of descent and distribution. No Share Purchase Right shall be subject to execution, attachment, or similar process. Any attempt to assign, transfer, attach, or otherwise dispose of any Share Purchase Right shall be null and void and may be treated, at the discretion of the committee, as notice of Voluntary Discontinuance. Share Purchase Rights may be exercised only by the Participant or by the Participant's legal representative during the Participant's lifetime.

Shareholder Rights

Participants do not have any rights of shareholders with respect to Common Shares issuable pursuant to the Share Purchase Rights granted under the Plan until a certificate is issued to the Participant or the transfer agent for the Common Shares reflects the Participant's ownership in its ledger or other appropriate record of stock ownership.

No Contract of Employment

Nothing in the Plan shall be deemed to give any Eligible Employee the right to be retained in the service of the Company or any Employer, or to interfere in any way with the right of the Company or any Employer or to discharge or retire any Eligible Employee at any time.

Plan Item	Specifications

Tax Withholding

Taxable income attributable to the discount will be subject to income tax, FICA and other applicable withholding and such amounts will be deducted from the Participant's next available paycheck following the purchase of Common Shares. Alternative withholding arrangements may be made in unusual circumstances. (See Appendix B for applicable definition for Philips Canada employees which replaces the foregoing two sentences).

Application of Funds	Proceeds received by the Company from the sale of Common Shares will be available and used for general corporate purposes.

Applicable Law

The obligation to sell and deliver Common Shares shall be subject to all applicable laws, regulations, rules and approvals, including, but not limited to, effectiveness of a registration statement under the Securities Act of 1933, if deemed necessary or appropriate by the Company. Certificates of Common Shares issued hereunder may be legended, as the Company deems appropriate.

Questions relating to the validity, construction, and administration of the Plan shall be determined under the laws of the State of New York.

Severability

If a provision of the Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan. The Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

APPENDIX B – Plan Specifications for Philips Canada Employees

In addition to the “Plan Specifications” in Appendix A, the following definitions and specifications apply to participants employed by Philips Canada. All defined terms used herein shall have the respective meanings set forth below under “Definitions”, and all defined terms used herein and not defined below shall retain the meaning assigned to them in Appendix A.

Participation

Full-Time Employees (except as specifically indicated below), of Philips Electronics Ltd. and Canadian Affiliates (“Philips Canada”) who are based in Canada are eligible to participate in the Plan beginning on the first day of the first month immediately following a period of 90 days during which time such employee was at all times considered a Full-Time Employee (the “90 Day Requirement”), which determination shall be made in the sole discretion of the Committee. For purposes of determining whether a Full-Time Employee has satisfied the 90 Day Requirement, the Committee shall take into account all service terms of such Full-Time Employees, which were rendered prior to the date on which Philips Electronics Ltd. adopted the Plan (the “Adoption Date”); provided, however, that this sentence shall only apply to individuals who are Full-Time Employees as of the Adoption Date.

Philips Canada employees covered under a collective agreement will only be eligible to participate in this Plan at such time as their participation has been negotiated by Philips Canada and their bargaining unit.

Excluded Employees are not eligible to participate in the Plan.

For purposes of application of the Plan to Participants employed by Philips Canada, the following definitions found in Appendix A of the Plan or herein shall be read as follows:

Definitions

“Canadian Affiliate”: Present or future affiliated corporations of the Company carrying on business in and from Canada, registered and resident in Canada and in which the Company owns directly or indirectly at least 50% of the affiliated corporation.

“Disability”: A Participant will be considered to have a disability if such Participant is considered to have a “disability” under the applicable plan in which it participates or under which the Participant is covered for purposes of receiving disability coverage or benefits, whether such plan is provided by Philips Canada or any Canadian governmental agency or body.

B-1

“Earnings”: Earnings include salary, bonus payment (the bonus payments must be made pursuant to a formalized, written individual bonus plan) and commission. Earnings does not include any other forms of compensation such as, overtime, group bonus plans, profit sharing or improvement plans, vacation pay, expense reimbursements, severance payments, payments in lieu of notice, stock options, deferred compensation, distributions from any long term incentive plan, perquisites, long term disability payments, payments from an accident or sickness program, whether paid by Philips Canada or by any applicable government or regulatory organization such as workers compensation, monetary or non monetary performance or seniority awards, etc.

“Eligibility”: Each Eligible Employee may become a Participant on the first day of the first month immediately following a period of 90 days during which time such employee was at all times considered a Full-Time Employee, which determination shall be made in the sole discretion of the Committee, except that an Eligible Employee covered under a collective agreement will only be eligible for participation in this Plan at such time as their participation has been negotiated by Philips Canada and their bargaining unit.

“Eligible Employee”: Each Canadian based Full-Time Employee, whether paid on an hourly or salaried basis.

“Full-Time Employee”: An employee of Philips Canada who is regularly scheduled to work at least 37.5 hours per week, who is not a temporary or contract employee, nor a unionized employee.

“Philips Canada”: Philips Electronics Ltd. and its Canadian Affiliates.

General Provisions

Tax Withholding

On the date of purchase of shares, a Participant would owe ordinary income tax on the difference between the closing market price per share and what the Participant actually pays for each share in the program. Taxes are withheld from the Participant’s next available paycheque after the purchase date. Both the benefit per share and the tax withheld are reflected on that cheque and included in the year-end T-4 and Releve 1 (Quebec taxpayers only) statement.

Currency

As the Company’s stock trades in U.S. dollars, payroll deductions will be converted to U.S. dollars at the prevailing rate at the time of purchase of the shares. In addition to changes in stock price, there is also a currency risk. Because the Company’s shares trade in U.S. dollars, the value of the shares will fluctuate in relation to the Canadian dollar.

B-2

Certain Canadian Federal and Provincial Income Tax Consequences

The following tax discussion is for general guidance and may change over time. Participants are advised to consult their tax advisor for more detailed information.

Purchasing Shares

When shares are purchased, the 15% discount is taxable as ordinary income and is subject to federal and provincial income taxes as well as CPP/QPP. Taxes will be automatically withheld from the Participants’ next available paycheque following the stock purchase in accordance with their regular tax withholding elections. If a Participant is not actively receiving a paycheque he/she will receive a net zero paycheque to reflect the taxes. The ordinary income amount will be included in the T-4 and Releve 1 (Quebec taxpayers only) statement for the year.

Reinvested Dividends

Participants will be subject to Canadian income tax on reinvested dividends in the year the dividends are issued. Non-resident tax of 15% will be withheld on reinvested dividends in the year the dividends are issued. Participants will be issued the appropriate tax form on or around February 28 of the following year covering the dividend and the non-resident tax deducted. The deducted non-resident tax can normally be used as a credit against Canadian taxes owing in respect of the reinvested dividends. The tax credit may be claimed when filing the personal income tax return in April of the following year.

Selling Shares

When Participants sell their shares, Canada Revenue Agency (CRA) requires Participants to report these activities on their annual tax return. Any further gain/loss after the purchase of these shares will be taxed as a capital gain or loss.

A capital gain occurs when a Participant sells stock for a higher price than the adjusted cost base of the stock.

A capital loss occurs when a Participant sells stock for a lower price than the adjusted cost base of the stock.

In general, the adjusted cost base of a particular share will be the weighted average purchase price for all the Philips Canada shares owned by a Participant, both within the Participant’s account and outside of it (except for shares held in any trusteed accounts like RRSPs). For example, if the Participant purchased 10 shares for $30.00 in one Participation Period and then purchased 5 shares at $40.00 in the next Participation Period, the adjusted cost base for each share following the second Participation Period would be $33.33 (i.e. [(10 x $30.00) + (5 x $40.00)] ÷ 15).

B-3

Canadian Securities Laws

Participation in the Plan is voluntary and is subject to the conditions set forth herein and in Appendix A. Shares acquired under the Plan by employees of Philips Canada may only be sold through the facilities of the New York Stock Exchange.

B-4